EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Millions)	Three Months Ended June 30, 2012	Six Months Ended June 30, 2012
Earnings
1. Net income attributable to U.S. Bancorp	$1,415	$2,753
2. Applicable income taxes, including expense related to unrecognized tax positions	564	1,091

3. Net income attributable to U.S. Bancorp before income taxes (1 + 2)	$1,979	$3,844

4. Fixed charges:
a. Interest expense excluding interest on deposits*	$393	$810
b. Portion of rents representative of interest and amortization of debt expense	26	52

c. Fixed charges excluding interest on deposits (4a + 4b)	419	862
d. Interest on deposits	177	358

e. Fixed charges including interest on deposits (4c + 4d)	$596	$1,220

5. Amortization of interest capitalized	$—	$—
6. Earnings excluding interest on deposits (3 + 4c + 5)	2,398	4,706
7. Earnings including interest on deposits (3 + 4e + 5)	2,575	5,064
8. Fixed charges excluding interest on deposits (4c)	419	862
9. Fixed charges including interest on deposits (4e)	596	1,220
Ratio of Earnings to Fixed Charges
10. Excluding interest on deposits (line 6/line 8)	5.72	5.46
11. Including interest on deposits (line 7/line 9)	4.32	4.15

*	Excludes interest expense related to unrecognized tax positions

78	U. S. Bancorp